SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

GEOFFREY CHAN*

SHU DU*

ANDREW L. FOSTER*

CHI T. STEVE KWOK*

EDWARD H.P. LAM◆*

HAIPING LI*

RORY MCALPINE◆

JONATHAN B. STONE*

PALOMA P. WANG

YUTING WU*

◆(ALSO ADMITTED IN ENGLAND & WALES)

*(ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ----------- TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com April 30, 2021

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Mr. Eric Envall

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Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Waterdrop Inc. (CIK No. 0001823986)

Registration Statement on Form F-1

On behalf of our client, Waterdrop Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s follow-up response to comment no. 9 contained in the Staff’s letter dated January 7, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 11, 2020 (the “Draft Registration Statement”).

For marketing purposes, an estimated initial public offering price range between US$1.00 and US$1.20, with a mid-point of US$1.10, has been established and included in Amendment No. 1 to the Registration Statement containing the preliminary prospectus for the offering filed on April 30, 2021 (the “Revised Registration Statement”). The Company respectfully advises the Staff that this range was estimated with reference to the valuation provided by the underwriters of this offering, which was in turn derived from the information provided by the Company and current market conditions. The

Securities and Exchange Commission

April 30, 2021

estimated price range is subject to change, which may result from variations in market conditions and other developments. Such developments may not be within the control of, or foreseeable by, the Company. Accordingly, there is no assurance that the final offering price will fall within this estimated price range.

A detailed description of the valuation method used and the factors contributing to the changes in the fair value of the ordinary shares of the Company between November 2, 2018 and December 31, 2020 and the factors contributing to the increase in the fair value of the ordinary shares of the Company from US$0.55 per ordinary share as of December 31, 2020 to US$0.93 per ordinary share as of March 31, 2021, and further to US$1.10 per ordinary share, the mid-point of the estimated price range for this offering, are set forth on pages 111 to 113 of the Revised Registration Statement.

The Company respectfully advises the Staff that in determining the fair value of the ordinary shares as of various dates before the offering, the Company, with the assistance of an independent valuation firm, considered the guidance in the AICPA Practice Aid on Valuation of Privately Held Company Securities Issued as Compensation (the “Practice Aid”). The Practice Aid states that “the ultimate IPO price itself also is generally not likely to be a reasonable estimate of the fair value of our ordinary shares as of various dates before the offering.”

Nevertheless, we believe that the increase in fair value of our ordinary shares from US$0.55 per ordinary share as of December 31, 2020, to US$0.93 per share as of March 31, 2021, and further to US$1.10 per ordinary share, the mid-point of the estimated public offering price range set forth on the cover of this prospectus, is primarily because of the following:

•

Since December 31, 2020, we achieved substantial progress in our IPO plan and submitted publicly our registration statement on April 16, 2021. According to the Practice Aid, market participants generally perceive the risks of investing in pre-IPO stage companies as higher than those of investing in publicly listed company, and require a higher rate of return to compensate for the risks. As the Company progressed further towards this offering, the Company increased its estimated probability of a successful IPO from 75% as of December 31, 2020 to 80% as of March 31, 2021 and further to 100% upon completion of this offering. The holders of the Company’s convertible redeemable preferred shares currently enjoy substantial economic rights and preferences over the holders of the ordinary shares. The price range assumes the conversion of the Company’s convertible preferred shares upon the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of convertible preferred shares will result in an increased ordinary share valuation.

Securities and Exchange Commission

April 30, 2021

•

We have achieved a steady business growth in the first quarter of 2021. The first year premiums generated through Waterdrop Insurance Marketplace reached RMB4,469 million for the first quarter of 2021, demonstrating a 14.4% increase from the fourth quarter of 2020 or a 42.7% increase from the same period of 2020.

•

The price range was estimated assuming the Company is approaching a successful completion of the offering. This would also result in the decrease in the perceived risk associated with the Company and in the discount rate. The decrease in discount rate resulted in an increase in value of our ordinary shares. The discount for lack of marketability decreased from 3% as of December 31, 2020 to 2% as of March 31, 2021, and further decreases to nil as the Company is near the completion of this offering. The historical valuations of the ordinary shares reflected the illiquidity of the ordinary shares on the relevant grant dates, and the uncertainty of the IPO. The midpoint price assumes a successful IPO in the near term and represents an estimate of the fair value of the unrestricted, freely tradable shares that would be sold in the public offering market without liquidity and marketability discounts. The midpoint price further does not take into account the probability of alternative outcomes that could yield lower valuations, such as an acquisition at differing valuations or that the Company may continue as a private, stand-alone entity.

•

As a result of the growth and further development of the Company, the discount rate decreased from 19% as of December 31, 2020 to 17% as of March 31, 2021. Additionally, as a result of an imminent initial public offering and, if the Company performs a valuation of its ordinary shares as at the initial public offering date using the same methodology and keeping the other assumptions unchanged (e.g. using the same financial forecasts prepared for the valuation as at March 31, 2021), the implied assumption of discount rate would have decreased from 17% to 15.75%, and the implied discount for marketability discount would have decreased from 2% to nil. As a result, the per share value would increase from US$0.93 to US$1.10.

* * * * *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Peng Shen, Chairman of the Board of Directors and Chief Executive Officer, Waterdrop Inc.

Guang Yang, Director and General Manager of Insurance Division, Waterdrop Inc.

Kangping Shi, Chief Financial Officer, Waterdrop Inc.

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP